Exhibit 19

Securities Laws and Insider Trading

Policy VL-POL-004.010 Securities Laws and Insider Trading
Doc No: VL-POL-004.010 Rev: 0
Uncontrolled Copy if Printed

Policy Statement
Valvoline Inc., its commercial units and wholly-owned or controlled subsidiaries (“Valvoline”) require strict compliance with all applicable securities laws, including prohibitions against the insider trading laws of the United States and other applicable non-U.S. jurisdictions.

Prohibitions Against Trading While Aware of Material, Non- Public Information
This policy applies to all directors, officers and employees of Valvoline (“Covered Persons”).

•No Covered Person who is aware of material, non-public information concerning Valvoline Inc. may purchase or sell (or recommend the purchase or sale of) the stock or other securities of Valvoline.

•No Covered Person who is aware of material, non-public information concerning another publicly-traded company (such as a customer or supplier of Valvoline), where the information is acquired in the course and scope of the Covered Person’s duties with Valvoline, may purchase or sell (or recommend the purchase or sale of) the stock or other securities of such other company until the information becomes public or is no longer material.

•Unless authorized and for a lawful purpose, no Covered Person may communicate material, non-public information concerning Valvoline, or any other publicly-traded company, (i) to persons outside of Valvoline, including Family Members (defined below) and friends, or (ii) to other Covered Persons unless such other Covered Persons have a need to know such information in the course and scope of their duties with Valvoline.

This policy applies to any and all transactions in Valvoline’s securities, including common stock, options to purchase common stock, notes and any other type of securities that Valvoline may issue from time to time. In addition, this policy applies to derivative securities relating to Valvoline’s securities, including put or call options, swaps, warrants and other derivative securities.
This policy also applies (i) to family members who reside with a Covered Person, (ii) to any other person who lives in the same household as a Covered Person, (iii) to family members who do not live in the same household as a Covered Person but whose transactions in Valvoline securities are directed, influenced or controlled by a Covered Person (such as parents or adult children), and (iv) to family trusts, family partnerships or other similar entities controlled by or benefiting a person covered by this policy (each, “Family Members”).

Material, Non- Public Information
Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, hold, or sell securities of a company, or that significantly alters the total mix of information publicly available about a company. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material include:
•Undisclosed quarterly earnings or sales;
•Projections of future earnings or losses, or other earnings guidance;
•Other significant financial projections, strategic plans, forecasts or budgets;
•Acquisitions and divestures;
•Joint ventures;
•Financings;
•A change in control;
•Significant legal proceedings or government investigations;
•Liquidity problems;
•Major changes in management;
•Public offerings;
•Changes in debt ratings;
•Business matters concerning the company’s customers, suppliers or other companies with whom it has a business relationship; and
•Significant new products.

Information is considered to be “non-public” if it has not been disclosed or available to the public for a reasonable period of time. Information is considered “public” only after it has been broadly disseminated to the public (such as by a news release or a filing with the Securities and Exchange Commission (“SEC”)) and the public has had sufficient time to fully absorb the information. Valvoline generally discloses information to the public via a news release and/or in its regular quarterly and annual reports that Valvoline files with the SEC.
If you have any questions regarding whether information you possess regarding Valvoline or another company is “material” or “non-public,” you should contact Valvoline’s Chief Legal Officer.

Civil and Criminal Penalties for Violations of Insider Trading Laws
The federal securities laws of the United States provide for severe civil and criminal penalties for violations of insider trading laws. A person who purchases or sells (or recommends to another person to purchase or sell) a company’s securities while aware of material, non-public information with respect to such company may be subject to, among other things, (i) a civil penalty of up to three times the amount of profit gained or loss avoided (in addition to disgorgement of profits), (ii) a criminal fine of up to $5,000,000, and (iii) imprisonment for up to 20 years. In addition, Valvoline and its directors, officers and supervisory personnel (“Control Persons”) could be subject to liability if the Control Person knew, or was reckless in not knowing, that an employee under their control was likely to engage in insider trading and the Control Person failed to take appropriate steps before the violation occurred.

Additional Policies Applicable to Directors, Executive Officers and Other Designated Officers and Employees
Pre-clearance of Transactions (“Section A”)
Except as permitted under Section C below pursuant to a Rule 10b5-1 Trading Plan, the Covered Persons specified in this Section A shall obtain the prior approval of the Chief Legal Officer or his or her designee (“pre-clearance”) before engaging in any purchase or sale of the stock or other securities of Valvoline Persons requesting pre- clearance should notify the Chief Legal Officer or his or her designee at least two (2) business days prior to the date of the requested transaction to allow sufficient time for pre-clearance procedures. Pre-clearance provided to a Covered Person shall expire at the close of business on the second business day following the date that pre-clearance is given, unless the Chief Legal Officer or his designee provides for a different expiration time.

This Section A applies to the following Covered Persons:
•Section 16 Persons (defined below) and their respective Family Members; and
•The officers and employees of Valvoline listed on Schedule A, as maintained by the Law Department, and their respective Family Members. Schedule A may be amended from time to time by the Chief Legal Officer or his or her designee. Each officer and employee listed on Schedule A will be notified by the Chief Legal Officer or his or her designee of the restrictions under this Section A.
“Section 16 Persons” means all members of Valvoline’s Board of Directors (the “Board”) and those executive officers designated by the Board as Section 16 Officers for purposes of SEC requirements under Section 16 of the Securities Exchange Act of 1934, as amended.
Each Covered Person subject to this Section A, who engages in a purchase or sale of stock or other securities of Valvoline, shall notify the Chief Legal Officer or his or her designee of such transaction no later than the close of business on the business day following the date of such transaction.

Prohibitions Against Trading During Blackout Periods (“Section B”)
Except as permitted under Section C below pursuant to a Rule 10b5-1 Trading Plan, the Covered Persons specified in this Section B shall not engage in any purchase or sale of the stock or other securities of Valvoline during any Blackout Period (defined below).

This Section B applies to the following Covered Persons:

•Section 16 Persons and their respective Family Members; and
•The officers and employees of Valvoline listed on Schedule B, as maintained by the Law Department, and their respective Family Members. Schedule B may be amended from time to time by the Chief Legal Officer or his or her designee. Each officer and employee listed on Schedule B will be notified by the Chief Legal Officer or his or her designee of the restrictions under this section.
A “Blackout Period” is any period during which designated Covered Persons are prohibited from trading in the stock or other securities of Valvoline. Valvoline has four quarterly Blackout Periods which commence, respectively, when the New York Stock Exchange (“NYSE”) closes on March 1, June 1, September 1 and December 1 of each year. If any of the preceding dates fall on a weekend or a NYSE holiday, then the applicable Blackout Period shall commence when the NYSE closes on the last trading day prior to such weekend or NYSE holiday. Each Blackout Period shall end when the market opens on the third trading day after Valvoline publicly issues its earnings release for the preceding fiscal period. In very limited hardship circumstances and subject to the pre-clearance procedures in Section A, the Chief Legal Officer may in his or her discretion permit a Covered Person subject to this Section B to trade during a quarterly Blackout Period, but only if the Chief Legal Officer concludes that such person does not possess any material, non-public information concerning Valvoline.
In addition to the quarterly Blackout Periods, Valvoline may from time to time designate other periods as special Blackout Periods that are applicable only to designated Covered Persons (which may include Covered Persons who are not subject to quarterly Blackout Periods). Such circumstances could arise, for example, if there is a significant event or development concerning Valvoline. that is material and nonpublic. The existence of a specially designated Blackout Period will not be announced to Valvoline as a whole, and no Covered Person may disclose the existence of such Blackout Period to any other person, including other employees of Valvoline, without the prior approval of the Chief Legal Officer.

Rule 10b5-1 Pre-arranged Trading Plans (“Section C”)
SEC Rule 10b5-1 provides a defense from insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets certain specified conditions (a “Rule 10b5-1 Trading Plan”). Under this rule, if a person enters into a binding contract or written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when the person does not possess material, non-public information, then the person may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when the person subsequently learned material, non-public information. The details of SEC Rule 10b5-1 are complex, and further information about the rule is available upon request from the Law Department.

Absent special circumstances and approval by the Chief Legal Officer, Covered Persons subject to the pre-clearance requirements of this Policy set forth in Section A above, are required to establish a Rule 10b5-1 Trading Plan. The trading plan must be pre-cleared by the Chief Legal Officer or his or her designee, and (i) for Section 16 Persons it must provide for a "cooling-off" period of (A) 90 days following plan adoption or modification or, if later, (B) two business days following the disclosure of Valvoline's financial results in a Form 10-Q or 10-K for the fiscal period in which the trading plan was adopted or modified (but not to exceed 120 days following plan adoption or modification); or (ii) for all other persons, it must provide for a "cooling-off" period of 30 days, before trading under the plan may commence. Any amendments or modifications to an existing Rule 10b5-1 Trading Plan must also be pre-cleared by the Chief Legal Officer or his or her designee. Transactions that comply with a pre-cleared Rule 10b5-1 Trading Plan will not require further pre-clearance at the time of the transaction. Notwithstanding any pre-clearance of a Rule 10b5-1 Trading Plan, none of Valvoline, its officers, other employees or directors assumes any liability for the consequences of any transaction made pursuant to such plan.

Certain Hedging Transactions (“Section D”)
No Covered Person (or his or her designee) may purchase any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) that are designed to hedge or offset any decrease in the market value of equity securities of Valvoline: (i) granted to the Covered Person by Valvoline as part of the Covered Person’s compensation or (ii) held, directly or indirectly, by the Covered Person.

Certain Pledging Transactions (“Section E”)
All Board members and officers of Valvoline (as designated by the Board) are prohibited from, directly or indirectly, pledging equity securities of Valvoline. For these purposes, "pledging" includes the intentional creation of any form of pledge, security interest, deposit, lien or other hypothecation, including the holding of shares in a margin account, that entitles a third party to foreclose against, or otherwise sell, any equity securities, whether with or without notice, consent, default or otherwise, but does not include either the involuntary imposition of liens, such as tax liens or liens arising from legal proceedings, or customary purchase and sale agreements, such as Rule 10b5-1 Trading Plans. "Equity securities" include common stock, voting preferred stock and options and other securities exercisable for, or convertible into, settled in, or measured by reference to, any other equity security determined on an as-exercised and as-converted basis.
The equity securities attributable to a Board member or officer for these purposes shall include equity securities attributable to the Board member or officer under either Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended.

Responsible Party	Valvoline’s Chief Legal Officer is responsible for implementation of, and amendments to, this policy.

Scope	This policy applies to Valvoline and all Covered Persons.

Effective Date	01 April 2023

References	The following reference documents apply to this policy:

Document Number	Document Title	Document Type
VL-POL-001.000	Establishment and Application of Valvoline Policies	Policy
VL-POL-002.012	Public Disclosure of Information	Policy
VL-POL-004.000	Legal Compliance	Policy
VL-POL-007.004	Reporting Obligations	Policy
E-5992	Exhibit A – Form of Acknowledgement	Form
REF-000088	Code of Conduct	Reference
REF-000004	Glossary	Reference